July 29, 2024

Jeffrey Stein
President and Chief Executive Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121

        Re: Cidara Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed July 19, 2024
            File No. 333-280919
Dear Jeffrey Stein:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Charles J. Bair, Esq.